Exhibit 99.1

Fanhua Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

— Quarterly Operating Income RMB114.1 million Up 36.9% YoY

— Annual Operating Income RMB469.4 million Up 10.2% YoY

GUANGZHOU, China, March 18, 2020, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31,20191.

Financial Highlights for the fourth quarter of 2019:

(In thousands, except per ADS)	2018Q4 (RMB)	2019Q4 (RMB)	2019Q4 (US$)	Change %
Total net revenues	871,936	1,012,579	145,448	16.1
Operating income	83,392	114,130	16,395	36.9
Non-GAAP operating income[2]	83,392	111,043	15,950	33.2
Impairment on investment in an affiliate	—	(322,654)	(46,346)	*
Net income (loss) attributable to the Company’s shareholders	112,607	(224,677)	(32,273)	(299.5)
Non-GAAP net income attributable to the Company’s shareholders[3]	112,607	94,890	13,630	(15.7)
Diluted net income (loss) per ADS	1.99	(4.18)	(0.60)	*
Non-GAAP diluted net income per ADS[4]	1.99	1.77	0.25	(11.1)
Cash, cash equivalents and short- term investments (As of December, 31, 2018 and 2019)	2,326,883	1,782,004	255,969	(23.4)

Financial Highlights for Year 2019:

(In thousands, except per ADS)	2018 (RMB)	2019 (RMB)	2019 (US$)	Change %
Total net revenues	3,471,263	3,706,003	532,334	6.8
Operating income	425,743	469,363	67,420	10.2
Non-GAAP operating income[2]	425,743	469,757	67,476	10.3
Impairment on investment in affiliates	—	(322,654)	(46,346)	*
Net income attributable to the Company’s shareholders	609,915	188,932	27,139	(69.0)
Non-GAAP net income attributable to the Company’s shareholders[3]	609,915	511,980	73,541	(16.1)
Diluted net income per ADS	9.83	3.46	0.50	(64.8)
Non-GAAP diluted net income per ADS[4]	9.83	9.37	1.35	(4.7)

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate as of December 31, 2019 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP operating income is defined as operating income before share-based compensation expenses.
[3]	Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses and impairment on investment in an affiliate.
[4]	Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period.

Commenting on the financial results of the fourth quarter and full year of 2019, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “Despite the challenges amidst industry-wide adjustment, we delivered solid and healthy growth in 2019. Our operating income grew 36.9% year-over-year to RMB114.1 million in the fourth quarter of 2019, bringing the total operating income to RMB469.4 million in 2019, representing a growth of 10.2% year-over-year, in line with our previous estimate.

“In 2019, net revenues from our life insurance business segment, which consisted solely of long-term regular life and health insurance business, continued to grow as a percentage of our total net revenues, reflecting the accelerating snowball effect as our renewal business continued to scale up. Our life insurance business segment recorded robust growth of 39.3% year-over-year in total gross written premiums (“GWP”) to RMB8.6 billion in 2019, of which first year premiums (“FYP”) grew by over 28.2% to RMB3.1 billion and renewal premiums were up 46.6% to RMB5.5 billion while annualized premiums equivalent (for 20 years) (“APE”) were approximately RMB2.0 billion, up 5.0% year-over-year.

“In the fourth quarter of 2019, our life insurance GWP grew by 37.4% year-over-year to RMB2.4 billion, driven by stellar growth in both FYP and renewal premiums. FYP for life insurance segment hit record high of RMB934.5 million, representing a year-over-year growth of 39.8% while APE grew by 10.4% year-over-year to RMB516.5 million. Renewal premiums for life insurance segment grew by 35.8% year-over-year to RMB1.5 billion.

“In the fourth quarter of 2019, we recognized an impairment on investment in an affiliate to reflect the change in its fair value as measured by its stock price as of the end of 2019, which was the primary reason for net loss attributable to shareholders during the quarter. As the impairment was a non-cash item which did not affect the company’s cash flow, we still recorded positive operating cash flow for the fourth quarter and full year of 2019.

“The COVID-19 outbreak has rattled numerous industries across China, including the Chinese life insurance industry. However, it is widely anticipated that aggressive economic stimulus plans may soon be launched by the Chinese government to ease the economic blow from the epidemic. As a result, China is expected to witness a strong rebound in its economic growth in the second half of 2020, which in turn will drive up consumption and demand for insurance products. Fanhua is strongly positioned to capture the opportunities in the insurance market in the second half of 2020.

“In the past six years, we have adopted an integrated offline-to-online (“O2O”) operating model. We firmly believe such an O2O operating model is the most effective and efficient model for distributing insurance products and services, which has been further proven during the COVID-19 outbreak. Any model that operates solely online or offline will face challenges in maintaining competitiveness and sustainability.

“In response to the COVID-19 outbreak, we have mobilized all human resources from top to bottom and taken swift and targeted measures to cope with the situations. Leveraging our strength in digital technologies and extensive offline distribution and service network, we further integrated our offline resources with online technologies to conduct all of our operational activities, including training and marketing activities, agent recruitment, customer acquisition and interaction as well as completion of transactions, in order to minimize the impact of the COVID-19 outbreak to the greatest extent possible. We are pleased that such measures have started to produce positive results. We expect our business to resume to normal level in the second quarter of 2020. .

“Based on the aforementioned assessment, we expect life insurance APE to be no less than RMB300 million, renewal premiums to be no less than RMB1.8 billion and operating income to be no less than RMB50 million for the first quarter of 2020. For the full year of 2020, we expect life insurance APE to be no less than RMB1.7 billion, total life insurance GWP to be no less than RMB10 billion, and operating income to be no less than RMB420 million.

“As approved by our board of directors, our regular dividend policy will remain unchanged. Based on our expectation on operating income for 2020, annual dividend for 2020 will be US$1.0 per ADS, payable in four quarterly installments, with US$0.25 per ADS for each quarter”

Cash Spent on Share Repurchase and Dividends in 2019

In 2019, the Company spent a total of RMB484.0 million (US$69.5 million) on share repurchases and RMB435.1 million (US$62.5 million) on dividend distribution.

Financial Results for the Fourth Quarter of 2019

Total net revenues were RMB1,012.6 million (US$145.4 million) for the fourth quarter of 2019, representing an increase of 16.1% from RMB871.9 million for the corresponding period in 2018.

●	Net revenues for the life insurance business were RMB866.9 million (US$124.5 million) for the fourth quarter of 2019, representing an increase of 17.9% from RMB735.0 million for the corresponding period in 2018. The increase was mainly driven by (i) a 35.8% year-over-year growth in renewal commissions to RMB194.4 million and (ii) a 13.5% year-over-year growth in first year commissions to RMB672.5 million. Revenues generated from our life insurance business accounted for 85.6% of our total net revenues in the fourth quarter of 2019.

●	Net revenues for the P&C insurance business were RMB29.3 million (US$4.2 million) for the fourth quarter of 2019, representing a decrease of 25.4% from RMB39.4 million for the corresponding period in 2018. Revenues for the P&C insurance business in the fourth quarter of 2019 primarily consisted of commissions generated from Baowang (www.baoxian.com). The decrease was mainly due to the cessation by certain insurance companies in underwriting several popular insurance products on Baowang and the decline in platform fees derived from our auto insurance business. Revenues generated from the P&C insurance business accounted for 2.9% of our total net revenues in the fourth quarter of 2019.

●	Net revenues for the claims adjusting business were RMB116.4 million (US$16.7 million) for the fourth quarter of 2019, representing an increase of 19.3% from RMB97.6 million for the corresponding period in 2018. The increase was mainly due to the strong growth of our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 11.5% of our total net revenues in the fourth quarter of 2019.

Total operating costs and expenses were RMB898.4 million (US$129.1 million) for the fourth quarter of 2019, representing an increase of 13.9% from RMB788.5 million for the corresponding period in 2018.

●	Commission costs were RMB693.5 million (US$99.6 million) for the fourth quarter of 2019, representing an increase of 16.4% from RMB595.6 million for the corresponding period in 2018.

♦	Costs of the life insurance business were RMB601.3 million (US$86.4 million) for the fourth quarter of 2019, representing an increase of 16.4% from RMB516.7 million for the corresponding period in 2018. The increase was in line with the increase in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 86.7% of our total commission costs in the fourth quarter of 2019.

♦	Costs of the P&C insurance business were RMB23.2 million (US$3.3 million) for the fourth quarter of 2019, representing an increase of 0.4% from RMB23.1 million for the corresponding period in 2018. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). Costs as a percentage of net revenues for the P&C insurance business was 79.0% for the fourth quarter of 2019 as compared to 58.7% for the corresponding period in 2018. The increase was mainly due to the higher percentage of lower-margin products sold on Baowang and the decrease in technology service fees based on the volume of insurance premiums transacted through CNpad in 2019. Costs incurred by the P&C insurance business accounted for 3.3% of our total commission costs in the fourth quarter of 2019.

♦	Costs of claims adjusting business were RMB69.0 million (US$9.9 million) for the fourth quarter of 2019, representing an increase of 23.7% from RMB55.8 million for the corresponding period in 2018. The increase was in line with the increase in net revenues generated from our claims adjusting business. Costs incurred by the claims adjusting business accounted for 10.0% of our total commission costs in the fourth quarter of 2019.

●	Selling expenses were RMB77.1 million (US$11.1 million) for the fourth quarter of 2019, representing an increase of 7.8% from RMB71.5 million for the corresponding period in 2018. Adjusted selling expenses excluding share-based compensation expenses were RMB79.3 million (US$11.4 million) for the fourth quarter of 2019, representing an increase of 10.9% from RMB71.5 million for the corresponding period of 2018. The increase was in line with sales growth.

●	General and administrative expenses were RMB127.8 million (US$18.4 million) for the fourth quarter of 2019, representing an increase of 5.2% from RMB121.5 million for the corresponding period in 2018. Adjusted general and administrative expenses excluding share-based compensation expenses were RMB128.7 million (US$18.5 million) for the fourth quarter of 2019, representing an increase of 6.0% from RMB121.5 million for the corresponding period of 2018. The increase was in line with sales growth.

As a result of the preceding factors, we had an operating income of RMB114.1 million (US$16.4 million) for the fourth quarter of 2019, representing an increase of 36.9% from RMB83.4 million for the corresponding period in 2018.

Non-GAAP operating income2, which excluded share-based compensation expenses, was RMB111.0 million (US$16.0 million) for the fourth quarter of 2019, representing an increase of 33.2% from RMB83.4 million for the corresponding period in 2018.

Operating margin was 11.3% for the fourth quarter of 2019, as compared to 9.6% for the corresponding period in 2018.

Non-GAAP operating margin5 was 11.0% for the fourth quarter of 2019, as compared to 9.6% for the corresponding period in 2018.

Investment income was RMB9.4 million (US$1.3 million) for the fourth quarter of 2019, representing a decrease of 78.1% from RMB42.9 million for the corresponding period in 2018. The investment income in the fourth quarter of 2019 consisted of yields from short-term investments in financial products. The decrease in yields from short-term investments in financial products was mainly due to (i) changes in composition of our short-term investment portfolio, with increased allocation to wealth management products issued by banks which offer relatively lower yields as compared to other financial products in the portfolio; (ii) a year-over-year decrease in yields from wealth management products issued by banks; and (iii) a decrease in cash available for investment in short-term investment products due to the share buyback program, declaration of cash dividends and the implementation of the Company’s 521 Plan since the second half of 2018. Our investment income fluctuates from quarter to quarter because investment income is recognized when realized.

[5]	Non-GAAP operating margin is defined as Non-GAAP operating income as a percentage of net revenues.

Interest income was RMB0.2 million (US$34 thousand) for the fourth quarter of 2019, representing a decrease of 75.0% from RMB0.8 million for the corresponding period in 2018. The decrease in interest income for the fourth quarter of 2019 was primarily due to the decrease in cash available for investment and the decrease in bank interest rates in 2019.

Income tax expense was RMB33.8 million (US$4.9 million) for the fourth quarter of 2019, representing a decrease of 40.8% from RMB57.1 million for the corresponding period in 2018. The decrease in income tax expense was mainly due to (i) decrease in profit before tax as a result of the decrease in investment income; and (ii) the payment of larger amount of withholding tax in the fourth quarter of 2018 in connection with dividend distribution. The effective tax rate for the fourth quarter of 2019 was 27.6% as compared to 41.0% for the corresponding period in 2018. The decrease in effective tax rate was primarily due to the payment of a larger amount of withholding tax in the fourth quarter of 2018 in connection with dividend distribution as compared to the corresponding period in 2019.

Share of loss of affiliates was RMB311.4 million (US$44.7 million) for the fourth quarter of 2019, compared with share of income of affiliates of RMB36.0 million for the corresponding period in 2018. The share of loss of affiliates was mainly due to i) the provision of an impairment of RMB322.7 million (US$46.3 million) on investment in CNFinance Holdings Limited (“CNFinance”) in the fourth quarter of 2019, reflecting a write-down to the fair value of the investment as measured by its closing market price on December 31, 2019, and ii) a 65.4% decrease in share of income from CNFinance to RMB12.0 million (US$1.7 million) in the fourth quarter of 2019 as compared to RMB34.7 million for the corresponding period of 2018.

Primarily as a result of the share of loss of affiliates and decrease in investment income, we had net loss of RMB222.7 million (US$32.0 million) for the fourth quarter of 2019, as compared to net income of RMB118.0 million for the corresponding period in 2018.

Net loss attributable to the Company’s shareholders was RMB224.7 million (US$32.3 million) for the fourth quarter of 2019, as compared to net income attributable to the Company’s shareholders of RMB112.6 million for the corresponding period in 2018.

Non-GAAP net income attributable to the Company’s shareholders3, which excluded share-based compensation expenses and impairment on investment in CNFinance, was RMB94.9 million (US$13.6 million) for the fourth quarter of 2019, representing a decrease of 15.7% from RMB112.6 million for the corresponding period in 2018. The decrease was mainly due to the decrease in investment income and share of income from affiliates.

Net margin was -22.2% for the fourth quarter of 2019 as compared to 12.9% for the corresponding period in 2018.

Non-GAAP net margin6 was 9.4% for the fourth quarter of 2019 as compared to 12.9% for the corresponding period in 2018.

Basic and diluted net loss per ADS were RMB4.18 (US$0.60) and RMB4.18 (US$0.60) for the fourth quarter of 2019, respectively, as compared to basic and diluted net income per ADS RMB1.99 and RMB1.99 for the corresponding period in 2018, respectively.

Non-GAAP basic7 and diluted4 net income per ADS were RMB1.77 (US$0.25) and RMB1.77 (US$0.25) for the fourth quarter of 2019, respectively, representing decreases of 11.1% and 11.1% from RMB1.99 and RMB1.99 for the corresponding period in 2018, respectively.

Financial Results for Year 2019

Total net revenues were RMB3,706.0 million (US$532.3 million) for 2019, representing an increase of 6.8% from RMB3,471.3 million for 2018.

●	Net revenues for the life insurance business were RMB3,193.6 million (US$458.7 million) for 2019, representing an increase of 11.2% from RMB2,870.8 million in 2018. The increase was mainly driven by (i) a 3.1% year-over-year growth in first year commissions to RMB2,390.8 million and (ii) a 45.4% year-over-year growth in renewal commissions to RMB802.8 million. Revenues generated from our life insurance business accounted for 86.2% of our total net revenues in 2019.

●	Net revenues for the P&C insurance business were RMB141.8 million (US$20.4 million) for 2019, representing a decrease of 48.1% from RMB273.1 million in 2018. The decrease was primarily due to (i) the decline of sales on Baowang (www.baoxian.com) mainly resulting from the decision by certain insurance companies to cease underwriting certain popular insurance products and (ii) the decline in platform fees received for the auto insurance business. Revenues for the P&C insurance business were mainly derived from commissions generated from Baowang and the technology service fees we charged based on the volume of insurance premiums transacted through CNpad. Revenue generated from our P&C insurance business accounted for 3.8% of our total net revenue in 2019.

●	Net revenues for the claims adjusting business were RMB370.6 million (US$53.2 million) for 2019, representing an increase of 13.2% from RMB327.4 million in 2018. Revenues generated from the claims adjusting business accounted for 10.0% of our total net revenues in 2019.

[6]	Non-GAAP net margin is defined as non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenues.
[7]	Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period.

Total operating costs and expenses were RMB3,236.6 million (US$464.9 million) for 2019, representing an increase of 6.3% from RMB3,045.5 million in 2018.

●	Commission costs were RMB2,483.4 million (US$356.7 million) for 2019, representing an increase of 5.9% from RMB2,346.0 million in 2018. The increase in commission cost was largely in line with revenue growth.

♦	Costs of the life insurance business were RMB2,166.1 million (US$311.1 million) for 2019, representing an increase of 11.5% from RMB1,943.1 million in 2018. The increase was in line with the increase in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 87.2% of our total commission costs in 2019.

♦	Costs of the P&C insurance business were RMB97.8 million (US$14.1 million) for 2019, representing a decrease of 53.2% from RMB208.8 million in 2018. The decrease was in line with the decrease in revenue. Costs incurred by the P&C insurance business accounted for 3.9% of our total commission costs in 2019.

♦	Costs of claims adjusting business were RMB219.5 million (US$31.5 million) for 2019, representing an increase of 13.0% from RMB194.2 million in 2018. Costs incurred by the claims adjusting business accounted for 8.9% of our total commission costs in 2019.

●	Selling expenses were RMB278.1 million (US$39.9 million) for 2019, representing an increase of 20.3% from RMB231.1 million in 2018. The increase was primarily due to an increase in the number of sales outlets in 2019. Adjusted selling expenses excluding share-based compensation expenses were RMB277.8 million (US$39.9 million) for 2019, representing an increase of 20.2% from RMB231.1 million in 2018.

●	General and administrative expenses were RMB475.1 million (US$68.2 million) for 2019, representing an increase of 1.4% from RMB468.4 million in 2018. Adjusted general and administrative expenses excluding share-based compensation expenses were RMB475.0 million (US$68.2 million) for 2019, representing an increase of 1.4% from RMB468.4 million for 2018.

As a result of the preceding factors, we had an operating income of RMB469.4 million (US$67.4 million) for 2019, representing an increase of 10.2% from RMB425.7 million in 2018.

Non-GAAP operating income2, which excluded share-based compensation expenses, was RMB469.8 million (US$67.5 million) for 2019, representing an increase of 10.3% from RMB425.7 million in 2018.

Operating margin was 12.7% for 2019, as compared to 12.3% in 2018.

Non-GAAP operating margin5 was 12.7% for 2019, as compared to 12.3% in 2018.

Investment income was RMB79.1 million (US$11.4 million) for 2019, representing a decrease of 59.5% from RMB195.5 million in 2018. Our investment income in 2019 primarily consisted of yields from short-term investments in financial products. The decrease in yields from short-term investments in financial products was mainly due to (i) change in composition of our short-term investment portfolio, with increased allocation to wealth management products issued by banks which offer relatively lower yields as compared to other financial products in the portfolio; (ii) a year-over-year decrease in yields from wealth management products issued by banks; and (iii) a decrease in cash available for investment in short-term investment products due to the share buyback program, declaration of cash dividends and the implementation of the Company’s 521 Plan since the second half of 2018.

Interest income was RMB2.8 million (US$0.4 million) for 2019, representing a decrease of 91.8% from RMB34.2 million in 2018, primarily due to (i) the settlement of certain one-year term interest-bearing receivables in August 2018; (ii) the decrease in cash available for investment; and (iii) the decrease in bank interest rates in 2019.

Income tax expense was RMB143.8 million (US$20.7 million) for 2019, representing a decrease of 36.0% from RMB224.6 million in 2018. The effective tax rate for 2019 was 25.6% compared with 33.7% in 2018. The decrease in effective tax rate was primarily due to i) the start of a tax holiday from the fourth quarter of 2018 enjoyed by Fanhua Lianxing Insurance Sales Service Co., Ltd., our wholly-owned subsidiary which is the holding company of our life insurance operation; and ii) the decrease in withholding tax paid in connection with dividend distribution in 2019.

Share of loss of affiliates was RMB224.6 million (US$32.3 million) for 2019, as compared to share of income of affiliates of RMB174.5 million in 2018. The share of loss of affiliates represent share of loss from CNFinance in which we own 18.5% of the equity interest. The share of loss from CNFinance was due to a RMB322.7 million (US$46.3 million) impairment on investment in CNFinance, to reflect a write-down to the fair value of the investment as measured by the closing market price of CNFinance on December 31, 2019, offsetting the share of income of RMB98.7 million (US$14.2 million) from CNFinance in 2019.

Net income was RMB192.6 million (US$27.7 million) for 2019, representing a decrease of 68.8% from RMB617.1 million in 2018. The decrease was primarily due to the decline in investment income and the impairment on investment in CNFinance.

Net income attributable to the Company’s shareholders was RMB188.9 million (US$27.1 million) for 2019, representing a decrease of 69.0% from RMB609.9 million in 2018. The decrease was primarily due to the decline in investment income and the impairment on investment in CNFinance.

Non-GAAP net income attributable to the Company’s shareholders3, which excluded share-based compensation expenses and impairment on investment in CNFinance, was RMB512.0 million (US$73.5 million) for 2019, representing a decrease of 16.1% from RMB609.9 million in 2018. The decrease was mainly due to the decrease in investment income and share of income from an affiliate.

Net margin was 5.1% for 2019 as compared to 17.6% in 2018.

Non-GAAP net margin6 was 13.8% for 2019 as compared to 17.6% in 2018.

Basic and diluted net income per ADS were RMB3.46 (US$0.50) and RMB3.46 (US$0.50) for 2019, respectively, representing decreases of 64.8% and 64.8% from RMB9.84 and RMB9.83 in 2018, respectively.

Non-GAAP basic7 and diluted4 net income per ADS were RMB9.37 (US$1.35) and RMB9.37 (US$1.35) for 2019, respectively, representing decreases of 4.8% and 4.7% from RMB9.84 and RMB9.83 in 2018, respectively.

As of December 31, 2019, the Company had RMB1,782.0 million (US$256.0 million) in cash, cash equivalents and short-term investments.

Key Operational Metrics for Fanhua’s Online Initiatives in 2019:

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both the CNpad Auto Insurance and CNpad Life Insurance Apps.

➢	The number of registered users of Lan Zhanggui was 1.1 million as of December 31, 2019, representing an increase of 37.5% from 807,858 as of December 31, 2018;

➢	The number of active users of Lan Zhanggui[8] was 152,029 in 2019, as compared to 150,761 in 2018. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 131,326 in 2019, as compared to 150,761 in 2018;

➢	Insurance premiums generated through Lan Zhanggui were RMB3,205.5 million (US$460.4 million) in 2019, consisting of life insurance premiums of RMB3,110.7 million (US$446.8 million) and non-life insurance premiums of RMB94.8 million (US$13.6 million). Insurance premiums generated through Lan Zhanggui were RMB2,496.4 million in 2018, consisting of life insurance premiums of RMB2,333.7 million and non-life insurance premiums of RMB162.7 million.

[8]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specified period.

●	CNpad Auto Insurance Mobile Application (“CNpad Auto Insurance App”) - Our proprietary mobile sales support system for auto insurance.

➢	CNpad Auto Insurance App had been downloaded and activated 625,342 times as of December 31, 2019, representing an increase of 16.3% from 537,588 times as of December 31, 2018;

➢	The number of active users of CNpad Auto Insurance App[9] was 87,844 in 2019, representing a decrease of 32.4% from 129,871 in 2018;

➢	Insurance premiums generated through CNpad Auto Insurance App were RMB1.5 billion (US$211.7 million) in 2019, representing a decrease of 31.8% from RMB2.2 billion in 2018.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of paying members was 3.4 million as of December 31, 2019, as compared to 3.3 million as of December 31, 2018.

●	Baowang (www.baoxian.com) - Our online insurance platform:

➢	The number of registered customer accounts was 2.7 million as of December 31, 2019, representing an increase of 22.7% from approximately 2.2 million as of December 31, 2018;

➢	The number of active customer accounts[10] was 341,657 in 2019, representing an increase of 8.5% from 315,000 in 2018;

➢	Insurance premiums generated through Baowang (www.baoxian.com) was RMB343.9 million (US$49.4 million) in 2019, representing a decrease of 73.5% from RMB1.3 billion in 2018.

Recent Developments

●	As of December 31, 2019, Fanhua had 670,104 sales agents and 1,627 professional claims adjustors, as compared to 807,858 sales agents and 1,246 professional claims adjustors as of December 31, 2018. The number of performing agents[11] was 394,327 in 2019, among which approximately 131,326 were performing agents who have sold life insurance products. As of December 31, 2019, Fanhua’s distribution network consisted of 758 sales outlets in 22 provinces and 159 services outlets in 31 provinces, as compared to 682 sales outlets in 21 provinces and 115 services outlets in 29 provinces as of December 31, 2018.

[9]	Active users of CNpad Auto Insurance App included users who made at least one purchase of auto insurance policy through CNpad Auto Insurance App (through either its mobile application or WeChat public account) during the specified period.

[10]	Active customer accounts of Baowang are defined as customer accounts that made at least one purchase directly through www.baoxian.com, its mobile application, or WeChat public account during the specified period.

[11]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

Business Outlook

Fanhua expects its operating income to be no less than RMB50.0 million for the first quarter of 2020. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its fourth quarter and fiscal year 2019 financial results as per the following details.

Time: 9:00 p.m. Eastern Daylight Time on March 18, 2019 or 9:00 a.m. Beijing/Hong Kong Time on March 19, 2019

The toll free dial-in numbers:

United States	1-866-519-4004
United Kingdom	0808-234-6646
France	0800-912-761
Germany	0800-182-0671
Australia	1-300-717-205
Canada	1-866-386-1016
Hong Kong, China	800-906-601
Japan	0120-925-376
South Korea	080-850-0474

The toll dial-in numbers:

China (Mainland)	400-620-8038
Hong Kong, China & Other Areas	+852 30186771

Conference ID #:5064948

Additionally, a live and archived web cast of this call will be available at: http://ir.fanhuaholdings.com/events-and-presentations

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) CNpad, a mobile sales support application for auto insurance; (3) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2019, our distribution and service network consisted of 758 sales outlets covering 22 provinces and 159 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and future development of COVID-19 epidemic and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to the Company’s shareholders, non-GAAP net margin and non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures. Non-GAAP operating income is defined as operating income before share-based compensation expenses which are solely associated with the Company’s 521 Plan. Non-GAAP operating margin is defined as non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses which are solely associated with the Company’s 521 Plan and impairment on investment in CNFinance. Non-GAAP net margin is defined as non-GAAP net income attributable to the Company’s shareholders3 as a percentage of net revenues. Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period. Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the fourth quarter and full year of 2019, of which share-based compensation expenses have been, and will continue to be, significant recurring factors in our business.

In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	772,823	169,653	24,369
Restricted cash	75,343	95,952	13,783
Short term investments	1,554,060	1,612,351	231,600
Accounts receivable, net	508,474	682,171	97,988
Insurance premium receivables	5,267	5,067	728
Other receivables	86,150	61,570	8,844
Other current assets	58,990	54,987	7,898
Total current assets	3,061,107	2,681,751	385,210

Non-current assets:
Property, plant, and equipment, net	37,934	40,806	5,862
Goodwill and intangible assets, net	111,133	110,191	15,828
Deferred tax assets	9,320	7,327	1,052
Investment in affiliates	587,517	363,414	52,201
Other non-current assets	59,600	46,917	6,739
Right of use assets[12]	—	190,437	27,354
Total non-current assets	805,504	759,092	109,036
Total assets	3,866,611	3,440,843	494,246

Current liabilities:
Accounts payable	332,685	382,882	54,998
Insurance premium payables	15,248	7,901	1,135
Other payables and accrued expenses	254,824	220,290	31,643
Accrued payroll	97,637	101,664	14,603
Income tax payable	205,189	155,251	22,300
Current operating lease liability	—	79,986	11,489
Total current liabilities	905,583	947,974	136,168

Non-current liabilities:
Refundable share rights deposits	138,328	266,901	38,338
Other tax liabilities	70,350	70,350	10,105
Deferred tax liabilities	5,624	7,898	1,134
Non-current operating lease liability	—	103,252	14,831
Total non-current liabilities	214,302	448,401	64,408
Total liabilities	1,119,885	1,396,375	200,576

Ordinary shares	9,583	9,235	1,327
Treasury stock	(1,156)	(1,146)	(165)
Additional paid-in capital	437,176	393	56
Statutory reserves	480,881	508,739	73,076
Retained earnings	1,799,989	1,479,494	212,516
Accumulated other comprehensive loss	(93,290)	(65,429)	(9,398)
Total shareholders’ equity	2,633,183	1,931,286	277,412
Non-controlling interests	113,543	113,182	16,258
Total equity	2,746,726	2,044,468	293,670
Total liabilities and equity	3,866,611	3,440,843	494,246

[12]	In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and associated ASUs related to Topic 842, which requires organizations to recognize lease assets and lease liabilities on the balance sheet for the rights and obligations created by those leases. On January 1, 2019, the Company adopted Topic 842, using the modified retrospective transition approach, applying the new standard to leases existing at the date of initial adoption, and prior periods were not restated. In addition, the Company elected to apply the package of practical expedients permitted under the transition guidance which does not require reassessment of prior conclusions, lease classification and initial direct lease costs. Adoption of the new standard resulted in the recording of lease assets and liabilities of RMB182 million and RMB181 million, respectively on January 1, 2019. The adoption of the new guidance did not have a material impact on the Company’s consolidated statements of income and consolidated statements of cash flows.

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	774,303	896,209	128,732	3,143,873	3,335,397	479,100
Life insurance business	734,988	866,879	124,519	2,870,776	3,193,625	458,736
P&C insurance business	39,315	29,330	4,213	273,097	141,772	20,364
Claims adjusting	97,633	116,370	16,716	327,390	370,606	53,234
Total net revenues	871,936	1,012,579	145,448	3,471,263	3,706,003	532,334
Operating costs and expenses:
Agency	(539,719)	(624,496)	(89,703)	(2,151,856)	(2,263,952)	(325,196)
Life insurance business	(516,657)	(601,311)	(86,373)	(1,943,053)	(2,166,126)	(311,144)
P&C insurance business	(23,062)	(23,185)	(3,330)	(208,803)	(97,826)	(14,052)
Claims adjusting	(55,840)	(69,035)	(9,916)	(194,159)	(219,496)	(31,529)
Total operating costs	(595,559)	(693,531)	(99,619)	(2,346,015)	(2,483,448)	(356,725)
Selling expenses (including share-based compensation expenses of RMB2,205 and RMB(281) in the three months and twelve months ended December 31, 2019, respectively, and nil and nil in the three months and twelve months ended December 31, 2018)	(71,519)	(77,097)	(11,074)	(231,075)	(278,085)	(39,944)
General and administrative expenses (including share-based compensation of RMB882 and RMB(113) in the three months and twelve months ended December 31, 2019, respectively, and nil and nil in the three months and twelve months ended December 31, 2018)	(121,466)	(127,821)	(18,360)	(468,430)	(475,107)	(68,245)
Total operating costs and expenses	(788,544)	(898,449)	(129,053)	(3,045,520)	(3,236,640)	(464,914)
Income from operations	83,392	114,130	16,395	425,743	469,363	67,420
Other income, net:
Investment income	42,946	9,386	1,348	195,456	79,070	11,358
Interest income	821	238	34	34,207	2,828	406
Others, net	11,881	(1,202)	(173)	11,807	9,664	1,388
Income before income taxes and income of affiliates	139,040	122,552	17,604	667,213	560,925	80,572
Income tax expense	(57,075)	(33,847)	(4,862)	(224,586)	(143,816)	(20,658)
Share of income and impairment of affiliates, net	36,047	(311,394)	(44,729)	174,468	(224,555)	(32,255)
Net income (loss)	118,012	(222,689)	(31,987)	617,095	192,554	27,659
less: net income attributable to noncontrolling interests	5,405	1,988	286	7,180	3,622	520
Net income (loss) attributable to the Company’s shareholders	112,607	(224,677)	(32,273)	609,915	188,932	27,139
Net income per share:
Basic	0.10	(0.21)	(0.03)	0.49	0.17	0.02
Diluted	0.10	(0.21)	(0.03)	0.49	0.17	0.02
Net income per ADS:
Basic	1.99	(4.18)	(0.60)	9.84	3.46	0.50
Diluted	1.99	(4.18)	(0.60)	9.83	3.46	0.50

Shares used in calculating net income per share:
Basic	1,131,722,922	1,073,891,784	1,073,891,784	1,239,264,464	1,092,601,338	1,092,601,338
Diluted	1,132,884,871	1,074,291,474	1,074,291,474	1,240,854,034	1,093,229,436	1,093,229,436
Net income (loss)	118,012	(222,689)	(31,987)	617,095	192,554	27,659
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	7,288	4,157	597	(10,194)	10,178	1,462
Share of other comprehensive gain (loss) of affiliates	4,629	(819)	(118)	(1,763)	451	65
Unrealized net gains on available-for-sale investments	—	13,267	1,906	—	17,231	2,475
Comprehensive income (loss)	129,929	(206,084)	(29,602)	605,138	220,414	31,661
Less: Comprehensive income attributable to the noncontrolling interests	5,405	1,988	286	7,180	3,622	520
Comprehensive income (loss) attributable to the Company’s shareholders	124,524	(208,072)	(29,888)	597,958	216,792	31,141

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	118,012	(222,689)	(31,987)	617,095	192,554	27,659
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(31,969)	(8,961)	(1,287)	(156,047)	(65,616)	(9,425)
Share of income and impairment of affiliates, net	(36,047)	311,394	44,729	(174,468)	224,555	32,255
Other non-cash adjustments	(628)	8,383	1,205	14,693	106,328	15,273
Changes in operating assets and liabilities:	120,318	36,587	5,255	222,554	(279,497)	(40,147)
Net cash generated from operating activities	169,686	124,714	17,915	523,827	178,324	25,615
Purchase of short term investments	(1,525,581)	(1,549,800)	(222,615)	(11,380,198)	(7,498,701)	(1,077,121)
Proceeds from disposal of short term investments	1,684,050	1,560,651	224,173	12,488,495	7,523,257	1,080,648
Others	25,648	(5,548)	(796)	459,288	(12,597)	(1,810)
Net cash generated from investing activities	184,117	5,303	762	1,567,585	11,959	1,717
Dividends paid	(29,716)	(113,252)	(16,268)	(326,725)	(435,072)	(62,494)
Repurchase of shares	(358,046)	—	—	(1,569,831)	(484,016)	(69,525)
Others	153,617	—	—	232,050	126,982	18,241
Net cash used in financing activities	(234,145)	(113,252)	(16,268)	(1,664,506)	(792,106)	(113,778)
Net increase (decrease) in cash, cash equivalents and restricted cash	119,658	16,765	2,409	426,906	(601,823)	(86,446)
Cash, cash equivalents and restricted cash at beginning of period	741,608	252,033	36,202	439,033	848,166	121,831
Effect of exchange rate changes on cash and cash equivalents	(13,100)	(3,193)	(459)	(17,773)	19,262	2,767
Cash, cash equivalents and restricted cash at end of period	848,166	265,605	38,152	848,166	265,605	38,152

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended December 31
	2018	2019
	GAAP	GAAP	Share-based compensation expenses	Impairment on investment in affiliates	Non-GAAP	Change%
Net revenues	871,936	1,012,579	—	—	1,012,579	16.1
Selling expenses	(71,519)	(77,097)	2,205	—	(79,302)	10.9
General and administrative expenses	(121,466)	(127,821)	882	—	(128,703)	6.0
Income from operations	83,392	114,130	3,087	—	111,043	33.2
Operating margin	9.6%	11.3%	—	—	11.0%	14.6
Share of income and impairment of affiliates, net	36,047	(311,394)	—	(322,654)	11,260	(68.8)
Net income (loss) attributable to the Company’s shareholders	112,607	(224,677)	3,087	(322,654)	94,890	(15.7)
Net margin	12.9%	(22.2%)	—	—	9.4%	(27.1)
Net income per share:
Basic	0.10	(0.21)	—	—	0.09	(10.0)
Diluted	0.10	(0.21)	—	—	0.09	(10.0)
Net income per ADS
Basic	1.99	(4.18)	—	—	1.77	(11.1)
Diluted	1.99	(4.18)	—	—	1.77	(11.1)
Shares used in calculating net income per share:
Basic	1,131,722,922	1,073,891,784	—	—	1,073,891,784	—
Diluted	1,132,884,871	1,074,291,474	—	—	1,074,291,474	—

	For The Twelve Months Ended December 31
	2018	2019
	GAAP	GAAP	Share-based compensation expenses	Impairment on investment in affiliates	Non-GAAP	Change%
Net revenues	3,471,263	3,706,003	—	—	3,706,003	6.8
Selling expenses	(231,075)	(278,085)	(281)	—	(277,804)	20.2
General and administrative expenses	(468,430)	(475,107)	(113)	—	(474,994)	1.4
Income from operations	425,743	469,363	(394)	—	469,757	10.3
Operating margin	12.3%	12.7%			12.7%	3.3
Share of income and impairment of affiliates, net	174,468	(224,555)	—	(322, 654)	98,099	(43.8)
Net income (loss) attributable to the Company’s shareholders	609,915	188,932	(394)	(322, 654)	511,980	(16.1)
Net margin	17.6%	5.1%		—	13.8%	(21.6)
Net income per share:
Basic	0.49	0.17	—	—	0. 47	(4.1)
Diluted	0.49	0.17	—	—	0. 47	(4.1)
Net income per ADS			—
Basic	9.84	3.46	—	—	9.37	(4.8)
Diluted	9.83	3.46	—	—	9.37	(4.7)
Shares used in calculating net income per share:
Basic	1,239,264,464	1,092,601,338	—	—	1,092,601,338	—
Diluted	1,240,854,034	1,093,229,436	—	—	1,093,229,436	—

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.